U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                             FORM 3
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person  Kellogg, Peter R.
                                   c/o Spear, Leeds & Kellogg
                                   120 Broadway
                                   New York, New York 10271
2.  Date of Event Requiring Statement   August 14, 1998
3.  IRS or Social Security Number of Reporting Person (Voluntary)
4.  Issuer Name and Ticker or Trading Symbol: ELXSI CORP.
                                      ("ELXS")
5.  Relationship of Reporting Person to Issuer (Check all
applicable)
                    ___ Director      10% Owner
                    ___ Officer         ___ Other
                         (give title below)  (specify below)
6.  If Amendment, Date of Original      (Month/Day/Year)
Table I - Non-Derivative Securities Beneficially Owned
1.   Title of Security (Instr. 4):  Common Stock, Par Value $.001
   per share
2.   Amount of Securities Beneficially Owned (Instr. 4)   60,400
3.   Ownership Form: Direct (D)or Indirect (I) (Instr. 5) D
4.   Nature of Indirect Beneficial Ownership (Instr. 5)
   ___________
2.   Amount of Securities Beneficially Owned (Instr. 4)
   125,000
3.   Ownership Form: Direct (D)or Indirect (I) (Instr. 5) I (1)
   (5)
4.   Nature of Indirect Beneficial Ownership (Instr. 5)
2.   Amount of Securities Beneficially Owned (Instr. 4)
   100,500
3.   Ownership Form: Direct (D)or Indirect (I) (Instr. 5) I (2)
   (5)
4.   Nature of Indirect Beneficial Ownership (Instr. 5)
2.  Amount of Securities Beneficially Owned (Instr. 4) 200,000
3.  Ownership Form: Direct (D)or Indirect (I) (Instr. 5)    I (3)
(5)
4.  Nature of Indirect Beneficial Ownership (Instr. 5)
2.  Amount of Securities Beneficially Owned (Instr. 4) 50,000
3.  Ownership Form: Direct (D)or Indirect (I) (Instr. 5)    I (4)
(5)
4.  Nature of Indirect Beneficial Ownership (Instr. 5)


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls,  warrants, options, convertible
                       securities)
1.   Title of Derivative Security (Instr. 4)
   ___________
2.   Date Exercisable and Expiration Date (Month/Day/Year)
   ___________
3.   Title and Amount of Securities Underlying
                    Derivative Security (Instr. 4)
                    ___________
4.  Conversion or Exercise Price of Derivative Security
___________
5.  Ownership Form of Derivative Security:
    Direct (D) or Indirect (I) (Instr. 5)
___________
6.  Nature of Indirect Beneficial Ownership (Instr. 5)
___________
Explanation of Responses:
1.   Cynthia Kellogg, Peter R. Kellogg's wife.
2. IAT Reinsurance Syndicate Ltd, a Bermuda Corporation of which Mr. Kellogg is sole holder of voting stock.
3. Peter R. Kellogg and Cynthia K. Kellogg Foundation, a charitable entity of which Peter R. Kellogg is a trustee.
4.   NOM Trust U/W/O James C. Kellogg III, of which Peter R.
  Kellogg is a trustee.
5. Mr. Kellogg disclaims beneficial ownership of these shares. **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                    __Peter R. Kellogg_______________  August
                    24,1998
                    **Signature of Reporting Person    Date